CITY NATIONAL ROCHDALE FUNDS
AMENDED ARTICLE VIII OF BY-LAWS, ADOPTED MAY 12, 2016

ARTICLE VIII
GENERAL MATTERS

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Section 7. Exclusive Delaware Jurisdiction. Each Trustee, each officer, each shareholder and each person beneficially owning an interest in a share of the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act:

(i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust or its business and affairs, the Delaware Statutory Trust Act, the Trust’s Agreement and Declaration of Trust or these By-Laws or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce

(A) the provisions of the Agreement and Declaration of Trust or the By-Laws, or

(B) the duties (including fiduciary duties), obligations or liabilities of the Trust to the shareholders or the Trustees, or of officers or the Trustees to the Trust, to the shareholders or each other, or

(C) the rights or powers of, or restrictions on, the Trust, the officers, the Trustees or the shareholders, or

(D) any provision of the Delaware Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to Section 3809 of the Delaware Statutory Trust Act, or

(E) any other instrument, document, agreement (including, without limitation, any investment management agreement) or certificate contemplated by any provision of the Delaware Statutory Trust Act, the Agreement and Declaration of Trust or the By-Laws relating in any way to the Trust or

(F) the federal securities laws of the United States, including, without limitation, the Investment Company Act of 1940, as amended, or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought, unless the Trust, in its sole discretion, consents in writing to an alternative forum, in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction,

(ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding,

(iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper,

(iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law, and

(v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.